CONFIDENTIAL SUBMISSION

As confidentially filed with the Securities and Exchange Commission on September 4, 2015, pursuant to the Jumpstart our Business Startups Act

[H&H Letterhead]

September 4, 2015

Securities and Exchange Commission

100 F Street, NE,

Washington, D.C. 20549

Re:	Centrue Financial Corporation
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted July 31, 2015
CIK No. 0001019650

Ladies and Gentlemen:

This letter and attached revised copy of Centrue Financial Corporation’s (“Centrue’s”) Draft Registration Statement on Form S-1 serves as Centrue’s response to the comment letter Centrue received on August 6, 2015 (the “Comment Letter”). The comments made in the Comment Letter are included below in italics, with Centrue’s response set forth below the applicable comment.

General

1. Please update the financial statements included in the filing in compliance with Rule 8-08 of Regulation S-X to include the financial statements for the latest interim period completed of June 30, 2015. In addition, please update the associated financial information in applicable sections of the filing as appropriate.

The financial statements and other financial information included in the Draft Registration Statement have been updated to include the interim period ended June 30, 2015.

Cautionary Statement Regarding Forward-Looking Statements, page 16

2. We note your response to comment 4. Your revised disclosure indicates that you intend for the “forward-looking statements” to be subject to the safe harbors for forward-looking statements. Please advise why you believe you are eligible to take advantage of the safe harbor or revise to make clear that you are not relying upon the safe harbor.

The Draft Registration Statement has been revised to reflect that the Company is not relying on safe harbors for forward-looking statements.

Selected Consolidated Financial and Other Data, page 19

3. We note your response to comment 5. Based on the shares information available on the consolidated balance sheets on page F-3, it appears that period end common shares for March 31, 2015 are 6,484,286 and 151,194 for December 31, 2014. The difference in the period end common shares for December 31, 2014 leads to different per share amounts for both book value per share and tangible book value per share. Please reconcile these differences and revise if appropriate.

The Draft Registration Statement has been revised to reflect the correct balance sheet share information post reverse stock split.

Management, page 54

4. We note your response to comment 10. Please revise to clarify Mr. Battles’s occupation from 2010 to 2012 to provide five years of business experience required by Item 401(e) of Regulation S-K. In addition, please revise to explicitly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Battles should serve as a director, in light of your business and structure.

Mr. Battles’ biography has been updated to reflect his occupation history more completely and to more explicitly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Battles should serve as a director of Centrue.

Selling Stockholders, page 62

5. We note your disclosure elsewhere that you issued shares to certain institutional investors as part of your recapitalization in March 31, 2015. Please revise to clarify if these investors are also the selling stockholders identified herein. If they are not, please briefly describe the circumstances under which the selling stockholders received the shares.

The investors in the recapitalization are also the selling stockholders. We have revised the Draft Form S-1 to confirm this.

6. We note your response to comment 1 in which you indicate that you intend to register the resale of 4,833,209 shares pursuant to this registration statement. Please update your selling stockholders table and your Summary section to provide this information.

The Selling Stockholder Table and the Summary have been revised to reflect the registration for resale of all of the shares issued in the recapitalization.

Financial Statements

Consolidated Statements of Stockholders’ Equity, page F-6

7. We note your response to comment 16. Please tell us whether the accumulated dividends of $920,784 were included in the $9.4 million of accumulated dividends reversed in 2013 as disclosed on page F-47. Additionally, please tell us why you considered the accumulated dividends of $920,784 in your calculation of the amount to be added to net income available to common stockholders in the 2014 EPS calculation. Refer to ASC 260-10-S99-2 in this regard.

Finally, please tell us how the difference between the accumulated dividends of $920,784 and the dividends of $881,120 included as part of the exchange, or $39,664, was added to net income available to common stockholders in the 2014 EPS calculation. It appears that the net income available to common stockholders balance utilized in Note 16. Earnings per Share on page F-56 agree to the corresponding balance on the consolidated statements of income on page F-5 without any adjustments.

Yes, the accumulated dividends of $920,784 on the Preferred Series A stock were included in the $9.4 million of accumulated dividends reversed in 2013 on the balance sheet.  However, no adjustment was made to the EPS at that time as the dividends would have still been contractually owed upon a liquidation. ASC 260-10-299-2 states: “If a registrant redeems its preferred stock, the SEC staff believes that the difference between (1) the fair value of the consideration transferred to the holders of the preferred stock and (2) the carrying amount of the preferred stock in the registrant’s balance sheet (net of issuance costs) should be subtracted from (or added to) net income to arrive at income available to common stockholders (IACS) in the calculation of earnings per share. The SEC staff believes that the difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock in the registrant’s balance sheet represents a return to (from) the preferred stockholder that should be treated in a manner similar to the treatment of dividends paid on preferred stock.” The accumulated dividends of $920,784 at 1/1/14 less the dividends of $881,120 which were included as part of the exchange of Preferred Series A stock to Preferred Series D stock results in an immaterial difference of $39,664 that was properly added to net income available to common stockholders in the 2014 EPS calculation.  The adjustment of $39,664 to the 2014 EPS was included in the Preferred stock dividends amount of $3,569,000 shown on page F-5, which also agrees with the Earnings per Share amount on page F-56 (Note 16), had an impact of less than a rounded penny on Earnings per Share.

Part II – Information Not Required In Prospectus

Item 15 – Recent Sales of Unregistered Securities

8. For the issuances disclosed in this section, please disclose the facts relied upon to meet the exemptions claimed. Refer to Item 701(d) of Regulation S-K for guidance.

Item 15 has been revised to more clearly disclose the exemptions relied on with respect to the unregistered sales of securities and the basis underlying such reliance.

Please contact the undersigned at jms@h2law.com or 312.456.3646 with any additional questions or comments.

Sincerely,

/s/	Jude M. Sullivan
Jude M. Sullivan